UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited

Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Retirement and Savings Plan for Amgen Manufacturing, Limited
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 1992.
Los Angeles, California
June 18, 2018

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments at fair value	$441,446,107	$356,840,368
Notes receivable from participants	15,675,786	15,370,923
Other – principally due from broker	1,530,307	1,083,321
Total assets	458,652,200	373,294,612
Liabilities
Other – principally due to broker	278,567	232,476
Total liabilities	278,567	232,476
Net assets available for benefits	$458,373,633	$373,062,136
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
Additions to (deductions from) net assets:
Employer contributions	$14,909,331	$14,309,107
Participant contributions	13,505,368	12,882,679
Rollover contributions	887,746	657,271
Interest and dividend income	4,261,615	4,045,139
Net realized/unrealized gains	60,953,540	14,163,614
Interest income on notes receivable from participants	671,549	621,317
Benefits paid	(9,297,793)	(10,928,488)
Investment and administrative fees	(579,859)	(486,082)
Net increase	85,311,497	35,264,557
Net assets available for benefits at beginning of year	373,062,136	337,797,579
Net assets available for benefits at end of year	$458,373,633	$373,062,136
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2017

1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective May 1, 1992, and was most recently amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on May 30, 2018. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended and restated, is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $15,000 in 2017 and 2016. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2017 and 2016. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,500 in 2017 and 2016. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $10,800 in 2017 and $10,600 in 2016 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $13,500 in 2017 and $13,250 in 2016.
Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants are immediately vested with respect to their contributions, Company Contributions, and earnings and losses (hereafter referred to as earnings) thereon.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Participant Accounts
Each participant’s account is credited with: (a) the participant’s contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Participants can invest in any of 16 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive an amount equal to the entire value of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan. Participants may also elect to receive a partial distribution of his or her account balance no more than once per year.
If a participant dies before receiving the value of his or her account balance, the participant’s named beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Subsequent to termination of employment, participants may also elect to maintain their account balance in the Plan, provided that their account balance is greater than $1,000.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount which may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006, bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006, bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustee
Banco Popular de Puerto Rico is the Plan’s trustee.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2017 and 2016.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2017, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$82,461,642	$—	$—	$82,461,642
Cash and cash equivalents	320	—	—	320
Common and preferred stocks	81,566,175	79,015	—	81,645,190
Mutual funds	39,694,134	—	—	39,694,134
Self-directed brokerage accounts	2,416,707	—	—	2,416,707
Other	6,560	—	—	6,560
	$206,145,538	$79,015	$—	$206,224,553
Collective trust funds measured at net asset value				235,221,554
Total investments measured at fair value				$441,446,107

	Fair value measurements at December 31, 2016, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$68,813,568	$—	$—	$68,813,568
Cash and cash equivalents	821	—	—	821
Common and preferred stocks	68,352,683	563,592	—	68,916,275
Mutual funds	30,275,433	—	—	30,275,433
Self-directed brokerage accounts	1,263,948	—	—	1,263,948
	$168,706,453	$563,592	$—	$169,270,045
Collective trust funds measured at net asset value				187,570,323
Total investments measured at fair value				$356,840,368
The fair values of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as a practical expedient. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The only redemption restriction with respect to these investments is on the Wells Fargo Stable Value Fund W (fair value of $29,165,484 as of December 31, 2017), which requires a one-year notice to be given in the event of complete liquidation.
4. Income Tax Status
The Plan received an opinion letter from the Puerto Rico Treasury Department (PRTD) dated February 26, 2018, with an effective date of January 1, 2017, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Subsequent to this opinion by the

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

PRTD, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable years 2017 and 2016, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps to maintain the Plan’s compliance with the applicable requirements of the PR Code.
5. Services Provided by the Company
During 2017 and 2016, the Company paid trustee fees and certain other administrative costs on behalf of the Plan.
6. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016, consisted of the following:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$458,373,633	$373,062,136
Deemed loans	(421,752)	(332,044)
Net assets per the Form 5500	$457,951,881	$372,730,092
For the year ended December 31, 2017, the following is a reconciliation of distributions per the financial statements to the Form 5500:

Year Ended December 31, 2017
Benefits paid	$(9,297,793)
Investment and administrative fees	(579,859)
Total distributions per the financial statements	(9,877,652)
Add prior year deemed loan balance	332,044
Less current year deemed loan balance	(421,752)
Total distributions per the Form 5500	$(9,967,360)

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
As of December 31, 2017
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock	Employer Securities 474,190 shares	$82,461,642
			$82,461,642
Capital Preservation Asset Class:
Wells Fargo Stable Value Fund W*	Collective trust fund 534,532 units	29,165,484
NT Collective Short Term Investment Fund*	Collective trust fund 2,062,324 units	2,062,324
Total Capital Preservation Asset Class			31,227,808

Emerging Markets Equity Asset Class:
J.P. Morgan Emerging Markets Equity Focus Fund*	Collective trust fund 213,189 units	5,078,154
Blackrock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective trust fund 385,430 units	5,046,167
NT Collective Emerging Markets Fund - Non Lending*	Collective trust fund 3,739 units	721,892
Total Emerging Markets Equity Asset Class			10,846,213

Fixed Income Asset Class:
J.P. Morgan Core Bond Fund*	Collective trust fund 533,199 units	9,928,158
Metropolitan West Funds Floating Rate Income Fund Class I	Mutual Fund 983,825 shares	9,867,765
Blackrock High Yield Bond Fund Class A	Mutual Fund 582,216 shares	4,541,282
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust fund 17,575 units	2,468,255
Total Fixed Income Asset Class			26,805,460

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust fund 74,152 units	10,413,948
NT Collective Short Term Investment Fund*	Collective trust fund 596 units	596
Total Fixed Income Index Asset Class			10,414,544

High Yield Asset Class:
Mackay Shields High Yield Bond Fund*	Collective trust fund 435,051 units	4,559,331
Total High Yield Asset Class			4,559,331

Inflation Protection Asset Class:
NT Collective Treasury Inflation-Protected Securities Index Fund - Non Lending*	Collective trust fund 31,367 units	4,440,296
Total Inflation Protection Asset Class			4,440,296

International Growth Asset Class:
MFS Institutional International Equity Fund	Mutual Fund 203,590 shares	5,183,397
Artisan International Fund*	Collective trust fund 217,693 units	5,181,104
NT Collective EAFE Index Fund - Non Lending*	Collective trust fund 1,471 units	478,552
Cash	Cash 82 units	82
Total International Growth Asset Class			10,843,135

International Index Asset Class:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NT Collective All Country World Index (ACWI) Ex/US Fund - Non Lending*	Collective trust fund 87,537 units	13,908,781
Total International Index Asset Class			13,908,781

International Value Asset Class:

Dodge & Cox International Fund	Mutual Fund 176,780 shares	8,188,431
Altrinsic International Equity Fund Class C*	Collective trust fund 690,124 units	8,164,783
NT Collective EAFE Index Fund - Non Lending*	Collective trust fund 2,693 units	876,190
Total International Value Asset Class			17,229,404

Large Cap Growth Asset Class:
NT Collective Russell 1000 Growth Index Fund - Non Lending*	Collective trust fund 7,235 units	2,981,555
Amazon.com, Inc.	Common and preferred stock 1,683 shares	1,968,219
Visa Inc. Class A	Common and preferred stock 16,658 shares	1,899,345
Facebook, Inc.	Common and preferred stock 8,194 shares	1,445,913
salesforce.com, inc.	Common and preferred stock 9,825 shares	1,004,410
Alphabet Inc. Class A	Common and preferred stock 933 shares	982,822
Netflix, Inc.	Common and preferred stock 4,919 shares	944,251
The Priceline Group Inc.	Common and preferred stock 481 shares	835,853
NT Collective Short Term Investment Fund*	Collective trust fund 818,421 units	818,421
Alibaba Group Holding Limited	Common and preferred stock 4,450 shares	767,314
Regeneron Pharmaceuticals, Inc.	Common and preferred stock 1,927 shares	724,475
FleetCor Technologies, Inc.	Common and preferred stock 3,744 shares	720,458
The Charles Schwab Corporation	Common and preferred stock 13,290 shares	682,707
ServiceNow, Inc.	Common and preferred stock 4,920 shares	641,519
Starbucks Corporation	Common and preferred stock 9,954 shares	571,658
Apple Inc.	Common and preferred stock 3,233 shares	547,121
Red Hat, Inc.	Common and preferred stock 4,233 shares	508,383
Alexion Pharmaceuticals, Inc.	Common and preferred stock 3,945 shares	471,783
Ecolab Inc.	Common and preferred stock 3,310 shares	444,136
Activision Blizzard Inc.	Common and preferred stock 6,915 shares	437,858
Nike, Inc. Class B	Common and preferred stock 6,989 shares	437,162
Monster Beverage Corp	Common and preferred stock 6,730 shares	425,942
UnitedHealth Group Inc.	Common and preferred stock 1,867 shares	411,599
Illumina, Inc.	Common and preferred stock 1,865 shares	407,484
Baidu, Inc.	Common and preferred stock 1,725 shares	404,012
Chipotle Mexican Grill, Inc.	Common and preferred stock 1,392 shares	402,330
Alphabet Inc. Class C	Common and preferred stock 384 shares	401,818
Novo Nordisk A/S	Common and preferred stock 7,417 shares	398,070
Adobe Systems Inc.	Common and preferred stock 2,200 shares	385,528
Caterpillar Inc.	Common and preferred stock 2,422 shares	381,659
Autodesk Inc.	Common and preferred stock 3,637 shares	381,267
Ulta Salon, Cosmetics & Fragrance, Inc.	Common and preferred stock 1,665 shares	372,394
Lowes Companies, Inc.	Common and preferred stock 3,927 shares	364,975
Equinix Inc.	Common and preferred stock 789 shares	357,591
SAP SE	Common and preferred stock 3,140 shares	352,810
Schlumberger Limited	Common and preferred stock 5,181 shares	349,148
Microsoft Corporation	Common and preferred stock 4,049 shares	346,351
J.B. Hunt Transport Services Inc.	Common and preferred stock 2,977 shares	342,295
Alliance Data Systems Corporation	Common and preferred stock 1,348 shares	341,691

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
TJX Companies, Inc.	Common and preferred stock 4,419 shares	337,877
Mondelez International, Inc.	Common and preferred stock 7,848 shares	335,894
Yum! Brands Inc.	Common and preferred stock 4,060 shares	331,337
Incyte Corporation	Common and preferred stock 3,465 shares	328,170
Edwards Lifesciences Corporation	Common and preferred stock 2,485 shares	280,084
Biomarin Pharmaceutical Inc.	Common and preferred stock 3,100 shares	276,427
Cerner Corporation	Common and preferred stock 4,087 shares	275,423
Palo Alto Networks, Inc.	Common and preferred stock 1,825 shares	264,516
Applied Materials, Inc.	Common and preferred stock 5,137 shares	262,603
The Estee Lauder Companies Inc.	Common and preferred stock 2,060 shares	262,114
Automatic Data Processing, Inc.	Common and preferred stock 2,205 shares	258,404
CoStar Group Inc.	Common and preferred stock 851 shares	252,704
Core Laboratories N.V.	Common and preferred stock 2,273 shares	249,007
Mastercard Inc. Class A	Common and preferred stock 1,602 shares	242,479
Biogen Inc.	Common and preferred stock 760 shares	242,113
Intuitive Surgical, Inc.	Common and preferred stock 661 shares	241,225
Dollar Tree, Inc.	Common and preferred stock 2,230 shares	239,301
S&P Global Inc.	Common and preferred stock 1,316 shares	222,930
Walt Disney Company	Common and preferred stock 2,040 shares	219,320
Diamondback Energy Inc.	Common and preferred stock 1,732 shares	218,665
Baxter International Inc.	Common and preferred stock 3,370 shares	217,837
Wynn Resorts, Limited	Common and preferred stock 1,271 shares	214,278
Royal Caribbean Cruises Limited	Common and preferred stock 1,760 shares	209,933
Deere & Company	Common and preferred stock 1,281 shares	200,489
Splunk Inc.	Common and preferred stock 2,400 shares	198,816
Citizens Financial Group, Inc.	Common and preferred stock 4,577 shares	192,142
SBV Financial Group	Common and preferred stock 810 shares	189,354
FMC Corporation	Common and preferred stock 1,920 shares	181,747
FedEx Corporation	Common and preferred stock 725 shares	180,917
Lam Resh Corporation	Common and preferred stock 907 shares	166,951
Thermo Fisher Corporation	Common and preferred stock 877 shares	166,525
Broadcom Ltd	Common and preferred stock 648 shares	166,471
Vertex Pharmaceuticals Inc.	Common and preferred stock 1,070 shares	160,350
PVH Corp	Common and preferred stock 1,150 shares	157,792
Arista Networks Inc.	Common and preferred stock 623 shares	146,766
Rockwell Automation	Common and preferred stock 739 shares	145,103
XPO Logistics Inc.	Common and preferred stock 1,450 shares	132,806
Cummins Inc.	Common and preferred stock 730 shares	128,947
Knight-Swift Transportation Holdings Inc.	Common and preferred stock 2,940 shares	128,537
The Chemours Company	Common and preferred stock 2,440 shares	122,146
Urban Outfitters Inc.	Common and preferred stock 3,430 shares	120,256
Take Two Interactive Software Inc	Common and preferred stock 1,039 shares	114,061
Stanley Black & Decker Inc.	Common and preferred stock 670 shares	113,692
Air Products and Chemicals Inc.	Common and preferred stock 690 shares	113,215
Capital One Financial Corporation	Common and preferred stock 1,130 shares	112,525
Wal-Mart Stores, Inc.	Common and preferred stock 1,130 shares	111,588
The Sherwin-Williams Company	Common and preferred stock 270 shares	110,711
Micron Technology, Inc.	Common and preferred stock 2,692 shares	110,695
Loxo Oncology Inc.	Common and preferred stock 1,277 shares	107,498
Align Technology, Inc.	Common and preferred stock 470 shares	104,429

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Universal Display Corporation	Common and preferred stock 600 shares	103,590
Square Inc. Class A	Common and preferred stock 2,920 shares	101,236
Idexx Laboratories, Inc.	Common and preferred stock 622 shares	97,268
Continental Resources Inc.	Common and preferred stock 1,640 shares	86,871
Vantiv, Inc.	Common and preferred stock 1,030 shares	75,757
Total Large Cap Growth Asset Class			36,994,219

Large Cap Index Asset Class:
NT Collective S&P 500 Index Fund – Non Lending*	Collective trust fund 10,488 units	96,030,642
Total Large Cap Index Asset Class			96,030,642

Large Cap Value Asset Class:
Oracle Corporation	Common and preferred stock 13,615 shares	643,716
NT Collective Russell 1000 Value Index Fund - Non Lending*	Collective trust fund 1,714 units	618,563
National Oilwell Varco, Inc.	Common and preferred stock 14,835 shares	534,357
NT Collective Short Term Investment Fund*	Collective trust fund 449,759 units	449,759
AmerisourceBergen Corp.	Common and preferred stock 4,806 shares	441,287
CVS Health Corp	Common and preferred stock 5,454 shares	395,415
McKesson Corporation	Common and preferred stock 2,144 shares	334,357
Alphabet Inc. Class C	Common and preferred stock 319 shares	333,802
Visa Inc. Class A	Common and preferred stock 2,753 shares	313,897
The Charles Schwab Corporation	Common and preferred stock 6,000 shares	308,220
Mastercard Inc. Class A	Common and preferred stock 2,029 shares	307,109
Capital One Financial Corporation	Common and preferred stock 3,000 shares	298,740
Bank of America Corporation*	Common and preferred stock 10,000 shares	295,200
Wells Fargo & Company*	Common and preferred stock 4,800 shares	291,216
State Street Corporation	Common and preferred stock 2,972 shares	290,097
Skyworks Solutions Inc	Common and preferred stock 2,811 shares	266,904
Qorvo, Inc.	Common and preferred stock 3,828 shares	254,945
Cardinal Health, Inc.	Common and preferred stock 4,055 shares	248,450
Comcast Corporation Class A	Common and preferred stock 6,200 shares	248,310
GKN PLC	Common and preferred stock 55,980 shares	241,872
Microsoft Corporation	Common and preferred stock 2,650 shares	226,681
European Aeronautic Defense and Space Company	Common and preferred stock 2,227 shares	221,497
Swiss Re AG	Common and preferred stock 2,353 shares	220,330
Charter Communications, Inc. Class A	Common and preferred stock 647 shares	217,366
Alphabet Inc. Class C	Common and preferred stock 200 shares	209,280
J.P. Morgan Chase & Company*	Common and preferred stock 1,900 shares	203,186
Novartis AG	Common and preferred stock 2,400 shares	201,504
Autozone Inc.	Common and preferred stock 283 shares	201,318
Axis Capital Holdings Limited	Common and preferred stock 3,923 shares	197,170
Bank of New York Mellon Corporation	Common and preferred stock 3,640 shares	196,050
Anthem Inc.	Common and preferred stock 865 shares	194,634
Sanofi-Aventis	Common and preferred stock 4,500 shares	193,500
The Goldman Sachs Group Inc.	Common and preferred stock 750 shares	191,070
American Express Company	Common and preferred stock 1,850 shares	183,724
Express Scripts Holding Company	Common and preferred stock 2,400 shares	179,136
Everest Re Group Ltd	Common and preferred stock 806 shares	178,336
FedEx Corporation	Common and preferred stock 700 shares	174,678
Bank of New York Mellon Corporation	Common and preferred stock 3,000 shares	161,580

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Anadarko Petroleum Corporation	Common and preferred stock 3,000 shares	160,920
Cisco Systems, Inc.	Common and preferred stock 4,200 shares	160,860
Twenty-First Century Fox, Inc. Class A	Common and preferred stock 4,500 shares	155,385
Cigna Corporation	Common and preferred stock 700 shares	142,163
Hewlett Packard Enterprise Company	Common and preferred stock 9,750 shares	140,010
MetLife, Inc.*	Common and preferred stock 2,750 shares	139,040
AstraZeneca PLC	Common and preferred stock 4,000 shares	138,800
O'Reilly Automotive Inc.	Common and preferred stock 572 shares	137,589
Time Warner Inc.	Common and preferred stock 1,500 shares	137,205
UnitedHealth Group Inc.	Common and preferred stock 600 shares	132,276
Schlumberger Limited	Common and preferred stock 1,950 shares	131,411
Moody's Corporation	Common and preferred stock 876 shares	129,306
Union Pacific Corporation	Common and preferred stock 950 shares	127,395
Johnson Controls International PLC	Common and preferred stock 3,293 shares	125,496
GlaxoSmithKline PLC	Common and preferred stock 3,400 shares	120,598
Parker-Hannifin Corporation	Common and preferred stock 602 shares	120,147
Hilton Worldwide Holdings Inc.	Common and preferred stock 1,494 shares	119,311
Eli Lilly and Company	Common and preferred stock 1,400 shares	118,244
Northern Trust Corporation*	Common and preferred stock 1,174 shares	117,271
Bristol-Myers Squibb Company	Common and preferred stock 1,900 shares	116,432
Booking Holdings Inc.	Common and preferred stock 67 shares	116,429
CBRE Group Inc. Class A	Common and preferred stock 2,672 shares	115,724
S&P Global Inc.	Common and preferred stock 682 shares	115,531
Aetna Inc.	Common and preferred stock 619 shares	111,661
HP Inc.	Common and preferred stock 5,250 shares	110,303
TE Connectivity Limited	Common and preferred stock 1,100 shares	104,544
SS&C Technologies Holdings Inc.	Common and preferred stock 2,377 shares	96,221
Medtronic PLC	Common and preferred stock 1,190 shares	96,093
Roche Holdings Ltd.	Common and preferred stock 3,000 shares	94,740
InterContinental Hotels Group PLC	Common and preferred stock 1,481 shares	94,058
The Priceline Group Inc.	Common and preferred stock 50 shares	86,887
Apache Corporation	Common and preferred stock 2,000 shares	84,440
Celanese Corporation	Common and preferred stock 750 shares	80,310
Baker Hughes	Common and preferred stock 2,500 shares	79,100
Swiss Re AG	Common and preferred stock 851 shares	79,015
Gilead Sciences Inc.	Common and preferred stock 1,100 shares	78,804
WPP PLC	Common and preferred stock 4,320 shares	78,366
Target Corporation	Common and preferred stock 1,200 shares	78,300
Dell Technologies Inc. Class V	Common and preferred stock 912 shares	74,127
Occidental Petroleum Corporation	Common and preferred stock 1,000 shares	73,660
National Oilwell Varco, Inc.	Common and preferred stock 2,000 shares	72,040
BB&T Corporation	Common and preferred stock 1,400 shares	69,608
United Technologies Corporation	Common and preferred stock 519 shares	66,209
Maxim Integrated Products, Inc.	Common and preferred stock 1,250 shares	65,350
Sabre Corp	Common and preferred stock 3,179 shares	65,170
Alnylam Pharmaceuticals, Inc.	Common and preferred stock 500 shares	63,525
Juniper Networks, Inc.	Common and preferred stock 2,200 shares	62,700
Concho Resources Inc.	Common and preferred stock 400 shares	60,088
Zayo Group Holdings Inc.	Common and preferred stock 1,500 shares	55,200
Liberty Interactive Corporation	Common and preferred stock 2,250 shares	54,945

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Merck & Co., Inc.	Common and preferred stock 950 shares	53,457
Sprint Corporation	Common and preferred stock 9,024 shares	53,151
Dish Network Corporation Class A	Common and preferred stock 1,100 shares	52,525
Micro Focus International PLC	Common and preferred stock 1,488 shares	49,982
Alphabet Inc. Class A	Common and preferred stock 40 shares	42,136
NetApp, Inc.	Common and preferred stock 700 shares	38,724
Danaher Corporation	Common and preferred stock 400 shares	37,128
Aegon N.V.*	Common and preferred stock 5,700 shares	35,910
Corning Inc.	Common and preferred stock 1,100 shares	35,189
Synopsys, Inc.	Common and preferred stock 400 shares	34,096
Axalta Coating Systems Limited	Common and preferred stock 1,018 shares	32,942
Mattel Inc.	Common and preferred stock 2,100 shares	32,298
Harley-Davidson	Common and preferred stock 600 shares	30,528
Twenty-First Century Fox, Inc. Class B	Common and preferred stock 800 shares	27,296
News Corporation Class A	Common and preferred stock 900 shares	14,589
Brighthouse Financial Inc.	Common and preferred stock 227 shares	13,311
Weatherford International Ltd.	Common and preferred stock 2,000 shares	8,340
Total Large Cap Value Asset Class			16,411,865

Participant Self-Directed Accounts	Various Investments	2,416,707
			2,416,707
Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 531,242 shares	9,663,299
NT Collective Global Real Estate Index Fund - Non Lending*	Collective trust fund 4,306 units	871,276
Total Real Estate Investment Trust (REIT) Asset Class			10,534,575

Small-Mid Cap Growth Asset Class:
Wasatch Small Cap Growth Fund	Mutual Fund 51,890 shares	2,249,961
NT Collective Russell 2000 Growth Index Fund - Non Lending*	Collective trust fund 1,146 units	392,984
Universal Display Corporation	Common and preferred stock 599 shares	103,415
FMC Corporation	Common and preferred stock 736 shares	69,670
AMETEK, Inc.	Common and preferred stock 762 shares	55,222
Diamondback Energy Inc.	Common and preferred stock 426 shares	53,783
Comerica Inc.	Common and preferred stock 619 shares	53,735
Teradyne, Inc.	Common and preferred stock 1,215 shares	50,872
WABCO Holdings Inc.	Common and preferred stock 350 shares	50,225
WellCare Health Plans, Inc.	Common and preferred stock 247 shares	49,674
E*TRADE Financial Corporation	Common and preferred stock 977 shares	48,430
D R Horton Inc.	Common and preferred stock 930 shares	47,495
Zions Bancorporation	Common and preferred stock 927 shares	47,119
Norwegian Cruise Line Holdings Limited	Common and preferred stock 851 shares	45,316
G-III Apparel Group Limited	Common and preferred stock 1,159 shares	42,756
Wynn Resorts, Limited	Common and preferred stock 248 shares	41,810
Teladoc Inc.	Common and preferred stock 1,181 shares	41,158
Mimecast Limited	Common and preferred stock 1,406 shares	40,310
2U Inc.	Common and preferred stock 612 shares	39,480
Brink's Company	Common and preferred stock 495 shares	38,957
Vocera Communications Inc.	Common and preferred stock 1,249 shares	37,745
Grubhub Inc.	Common and preferred stock 510 shares	36,618
Trimble Inc.	Common and preferred stock 875 shares	35,560

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
The Chemours Company	Common and preferred stock 699 shares	34,992
Melco Resorts & Entertainment Limited	Common and preferred stock 1,190 shares	34,558
Skechers U.S.A Inc.	Common and preferred stock 904 shares	34,207
Chegg Inc.	Common and preferred stock 2,079 shares	33,929
MKS Instruments, Inc.	Common and preferred stock 358 shares	33,831
IPG Photonics Corporation	Common and preferred stock 157 shares	33,618
Vail Resorts Inc.	Common and preferred stock 157 shares	33,358
RingCentral, Inc. Class A	Common and preferred stock 684 shares	33,106
East West Bancorp Inc.	Common and preferred stock 528 shares	32,118
Middleby Corporation	Common and preferred stock 226 shares	30,499
bluebird bio Inc.	Common and preferred stock 171 shares	30,455
Mohawk Industries Inc.	Common and preferred stock 110 shares	30,349
Santander Consumer USA Holdings, Inc.	Common and preferred stock 1,627 shares	30,295
Zebra Technologies Corporation	Common and preferred stock 277 shares	28,753
BorgWarner Inc.	Common and preferred stock 557 shares	28,457
Square Inc. Class A	Common and preferred stock 820 shares	28,429
Guess Inc.	Common and preferred stock 1,677 shares	28,308
Polaris Industries Inc.	Common and preferred stock 228 shares	28,270
CoStar Group Inc.	Common and preferred stock 95 shares	28,210
Aerie Pharmaceuticals Inc.	Common and preferred stock 472 shares	28,202
Radian Group Inc.	Common and preferred stock 1,360 shares	28,030
FLIR Systems Inc.	Common and preferred stock 582 shares	27,133
Yum China Holdings Inc.	Common and preferred stock 677 shares	27,094
SBV Financial Group	Common and preferred stock 115 shares	26,884
Cognex Corporation	Common and preferred stock 434 shares	26,543
U.S. Concrete, Inc.	Common and preferred stock 306 shares	25,597
IAC/InterActiveCorp	Common and preferred stock 204 shares	24,945
Steel Dynamics Inc.	Common and preferred stock 570 shares	24,584
Owens Corning	Common and preferred stock 267 shares	24,548
Terex Corporation	Common and preferred stock 509 shares	24,544
Five9 Inc.	Common and preferred stock 969 shares	24,109
TransUnion	Common and preferred stock 432 shares	23,743
ServiceNow, Inc.	Common and preferred stock 179 shares	23,340
Inter Parfums, Inc.	Common and preferred stock 518 shares	22,507
On Assignment Inc.	Common and preferred stock 327 shares	21,016
John Bean Technologies Corporation	Common and preferred stock 174 shares	19,279
Celanese Corporation	Common and preferred stock 175 shares	18,739
Darden Restaurants Inc.	Common and preferred stock 193 shares	18,532
Neurocrine Biosciences, Inc.	Common and preferred stock 237 shares	18,389
Coherent, Inc.	Common and preferred stock 65 shares	18,344
Insulet Corporation	Common and preferred stock 263 shares	18,147
Splunk Inc.	Common and preferred stock 219 shares	18,142
Nektar Therapeutics	Common and preferred stock 296 shares	17,677
Lululemon Athletica Inc.	Common and preferred stock 224 shares	17,604
First Solar Inc.	Common and preferred stock 258 shares	17,420
Kennametal Inc.	Common and preferred stock 334 shares	16,169
Cree Inc.	Common and preferred stock 380 shares	14,113
Floor & Decor Holdings Inc.	Common and preferred stock 265 shares	12,900
Take Two Interactive Software Inc	Common and preferred stock 114 shares	12,515
NT Collective Short Term Investment Fund*	Collective trust fund 12,442 units	12,442

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Olin Corporation	Common and preferred stock 346 shares	12,311
Shopify Inc.	Common and preferred stock 119 shares	12,019
Lumber Liquidators Holdings Inc.	Common and preferred stock 368 shares	11,552
Tractor Supply Company	Common and preferred stock 136 shares	10,166
Total Small-Mid Cap Growth Asset Class			4,967,316

Small-Mid Cap Index Asset Class:
NT Collective Extended Equity Market Index Fund - Non Lending*	Collective trust fund 148,241 units	28,302,122
Total Small-Mid Cap Index Asset Class			28,302,122

Small-Mid Cap Value Asset Class:
NT Collective Russell 2000 Value Index Fund - Non Lending*	Collective trust fund 5,337 units	1,653,303
Tri Pointe Homes, Inc.	Common and preferred stock 35,815 shares	641,789
Citigroup Inc.	Common and preferred stock 11,530 shares	567,622
Hewlett Packard Enterprise Company	Common and preferred stock 34,900 shares	501,164
NT Collective Short Term Investment Fund*	Collective trust fund 586,086 units	586,086
Popular, Inc.	Common and preferred stock 13,600 shares	482,664
EQT Corporation	Common and preferred stock 7,930 shares	451,376
Carrizo Oil & Gas Inc.	Common and preferred stock 20,395 shares	434,006
ARRIS International PLC	Common and preferred stock 15,810 shares	406,159
Whiting Petroleum Corporation	Common and preferred stock 15,025 shares	397,862
Mellanox Technologies Limited	Common and preferred stock 5,955 shares	385,289
ERICSSON Inc.	Common and preferred stock 55,600 shares	371,408
The Bank of N.T. Butterfield & Son Limited	Common and preferred stock 9,935 shares	360,541
Citizens Financial Group, Inc.	Common and preferred stock 8,200 shares	344,236
Albany International Corporation Class A	Common and preferred stock 5,530 shares	339,819
Mitel Networks Corporation	Common and preferred stock 41,265 shares	339,611
Bio-Rad Laboratories, Inc. Class A	Common and preferred stock 1,405 shares	335,331
Goodyear Tire & Rubber Company	Common and preferred stock 10,200 shares	329,562
Kosmos Energy Limited	Common and preferred stock 47,800 shares	327,430
Western Alliance Bancorporation	Common and preferred stock 5,656 shares	320,243
Axis Capital Holdings Limited	Common and preferred stock 6,215 shares	312,366
Coherent, Inc.	Common and preferred stock 1,090 shares	307,620
Royal Mail PLC	Common and preferred stock 23,900 shares	295,165
Reliance Steel & Aluminum Company	Common and preferred stock 3,400 shares	291,686
Cairn Energy PLC	Common and preferred stock 48,100 shares	279,480
Ferroglobe PLC	Common and preferred stock 16,870 shares	273,294
Haverty Furniture Companies, Inc.	Common and preferred stock 11,935 shares	270,328
1st Horizon National Corporation	Common and preferred stock 13,230 shares	264,466
Office Depot, Inc.	Common and preferred stock 72,800 shares	257,712
Gulfport Energy Corporation	Common and preferred stock 19,520 shares	249,075
MDC Partners Inc. Class A	Common and preferred stock 24,910 shares	242,873
Boise Cascade Co	Common and preferred stock 6,075 shares	242,393
Ophir Energy Company	Common and preferred stock 124,400 shares	233,250
Newfield Exploration Company	Common and preferred stock 7,390 shares	233,007
Innospec Inc.	Common and preferred stock 3,270 shares	230,862
KBR, Inc.	Common and preferred stock 11,560 shares	229,235
Ameris Bancorp	Common and preferred stock 4,730 shares	227,986
PPDC Energy Inc.	Common and preferred stock 4,380 shares	225,745

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ramco-Gershenson Properties Trust	Common and preferred stock 15,070 shares	221,981
Taylor Morrison Home Corporation	Common and preferred stock 8,870 shares	217,049
Discovery Communications Inc. Series A	Common and preferred stock 9,500 shares	212,610
Bed Bath & Beyond Inc.	Common and preferred stock 9,500 shares	208,905
NRG Energy, Inc.	Common and preferred stock 7,300 shares	207,904
Orbital ATK Inc.	Common and preferred stock 1,575 shares	207,113
Globus Medical Inc.	Common and preferred stock 5,015 shares	206,117
Navistar International Corporation	Common and preferred stock 4,800 shares	205,824
Popular, Inc.	Common and preferred stock 5,610 shares	199,099
Harley-Davidson	Common and preferred stock 3,770 shares	191,818
Kohl's Corporation	Common and preferred stock 3,500 shares	189,805
Lattice Semiconductor Company	Common and preferred stock 32,740 shares	189,237
Calpine Corporation	Common and preferred stock 12,500 shares	189,125
United Financial Bancorp Inc.	Common and preferred stock 10,670 shares	188,219
Tetra Tech, Inc.	Common and preferred stock 43,840 shares	187,197
EnerSys	Common and preferred stock 2,685 shares	186,957
Allegheny Technologies Inc.	Common and preferred stock 7,680 shares	185,395
First Foundation Inc.	Common and preferred stock 9,950 shares	184,473
Equity Commonwealth	Common and preferred stock 6,040 shares	184,280
Ally Financial Inc.	Common and preferred stock 6,300 shares	183,708
Tutor Perini Corporation	Common and preferred stock 7,210 shares	182,774
Corning Inc.	Common and preferred stock 5,700 shares	182,343
National Bank Holdings Corporation Class A	Common and preferred stock 5,600 shares	181,608
Meridian Bancorp, Inc.	Common and preferred stock 8,410 shares	173,246
State Bank Financial Corporation	Common and preferred stock 5,770 shares	172,177
SuperValu Inc.	Common and preferred stock 7,950 shares	171,720
C&J Energy Services Inc.	Common and preferred stock 5,100 shares	170,697
Avnet, Inc.	Common and preferred stock 4,300 shares	170,366
Teradyne, Inc.	Common and preferred stock 4,050 shares	169,574
Kennedy-Wilson Holdings, Inc.	Common and preferred stock 9,750 shares	169,163
Pacwest Bancorp Company	Common and preferred stock 3,330 shares	167,832
Gramercy Property Trust	Common and preferred stock 6,290 shares	167,691
Reinsurance Group of America, Inc.	Common and preferred stock 1,070 shares	166,845
Ardmore Shipping Corporation	Common and preferred stock 20,790 shares	166,320
Brandywine Realty Trust	Common and preferred stock 9,112 shares	165,747
Kemper Corporation	Common and preferred stock 2,400 shares	165,360
Central Pacific Financial Corporation	Common and preferred stock 5,540 shares	165,258
FreightCar America, Inc.	Common and preferred stock 9,660 shares	164,993
Great Lakes Dredge & Dock Corporation	Common and preferred stock 30,240 shares	163,296
Scorpio Tankers Inc.	Common and preferred stock 53,440 shares	162,992
CNO Financial Group, Inc.	Common and preferred stock 6,510 shares	160,732
HomeStreet Inc.	Common and preferred stock 5,410 shares	156,620
Barrett Bill Corporation	Common and preferred stock 30,350 shares	155,696
Discover Financial Services	Common and preferred stock 2,000 shares	153,840
Embraer SA	Common and preferred stock 6,400 shares	153,152
Fulton Financial Corporation	Common and preferred stock 8,480 shares	151,792
Synchrony Financial	Common and preferred stock 3,900 shares	150,579
Murphy Oil Corporation	Common and preferred stock 4,800 shares	149,040
YRC Worldwide Inc.	Common and preferred stock 10,340 shares	148,689
Qorvo, Inc.	Common and preferred stock 2,225 shares	148,185

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
CNO Financial Group, Inc.	Common and preferred stock 6,000 shares	148,140
Mallinckrodt PLC	Common and preferred stock 6,300 shares	142,128
Cypress Semiconductor Corporation	Common and preferred stock 9,080 shares	138,379
Covanta Holding Corporation	Common and preferred stock 8,160 shares	137,904
Marathon Oil Corporation	Common and preferred stock 8,100 shares	137,133
Cummins Inc.	Common and preferred stock 770 shares	136,013
Northfield Bancorp Inc.	Common and preferred stock 7,950 shares	135,786
LivaNova PLC	Common and preferred stock 1,685 shares	134,665
Banner Corporation	Common and preferred stock 2,430 shares	133,942
Weatherford International Ltd.	Common and preferred stock 32,100 shares	133,857
Materion Corporation	Common and preferred stock 2,735 shares	132,921
John B. Sanfilippo & Son, Inc.	Common and preferred stock 2,074 shares	131,181
Santander Consumer USA Holdings, Inc.	Common and preferred stock 6,900 shares	128,478
Ladder Capital Corporation	Common and preferred stock 9,420 shares	128,395
The Geo Group, Inc.	Common and preferred stock 5,250 shares	123,900
MGIC Investment Corporation	Common and preferred stock 8,730 shares	123,180
Deckers Outdoor Corporation	Common and preferred stock 1,530 shares	122,783
News Corporation Class A	Common and preferred stock 7,500 shares	121,575
Bunge Limited	Common and preferred stock 1,800 shares	120,744
Orion Marine Group, Inc.	Common and preferred stock 15,390 shares	120,504
MedEquities Realty Trust Inc.	Common and preferred stock 10,740 shares	120,503
Superior Energy Services Inc.	Common and preferred stock 12,500 shares	120,375
Smart Sand Inc.	Common and preferred stock 13,880 shares	120,201
Texas Capital Bancshares, Inc.	Common and preferred stock 1,345 shares	119,571
ViaSat, Inc.	Common and preferred stock 1,595 shares	119,386
Snap-On Incorporated	Common and preferred stock 675 shares	117,653
Accuray Inc.	Common and preferred stock 27,000 shares	116,100
Cedar Realty Trust, Inc.	Common and preferred stock 18,880 shares	114,790
Team Inc.	Common and preferred stock 7,420 shares	110,558
McDermott International Inc.	Common and preferred stock 16,610 shares	109,294
Ameris Bancorp	Common and preferred stock 2,250 shares	108,450
PH Glatfelter Company	Common and preferred stock 5,025 shares	107,736
Microsemi Corporation	Common and preferred stock 1,965 shares	101,492
Getty Realty Corporation	Common and preferred stock 3,680 shares	99,949
Deltic Timber Corporation	Common and preferred stock 1,080 shares	98,874
Magna International Inc.	Common and preferred stock 1,700 shares	96,339
Teradata Corporation	Common and preferred stock 2,500 shares	96,150
Tri Pointe Group Inc.	Common and preferred stock 5,330 shares	95,514
Acacia Communications Inc.	Common and preferred stock 2,600 shares	94,198
Xi Group Ltd.	Common and preferred stock 2,665 shares	93,701
McDermott International, Inc.	Common and preferred stock 14,200 shares	93,436
Apogee Enterprises, Inc.	Common and preferred stock 2,000 shares	91,460
KEYW Holding Corporation	Common and preferred stock 15,490 shares	90,926
Matrix Service Company	Common and preferred stock 5,090 shares	90,602
QAD Inc. Class A	Common and preferred stock 2,310 shares	89,744
Euronet Worldwide, Inc.	Common and preferred stock 1,055 shares	88,905
Haynes International Inc.	Common and preferred stock 2,760 shares	88,458
Fluor Corporation	Common and preferred stock 1,700 shares	87,805
Generac Holdings Inc.	Common and preferred stock 1,720 shares	85,174
VASCO Data Security International Inc.	Common and preferred stock 6,020 shares	83,678

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Aerohive Networks Inc.	Common and preferred stock 14,070 shares	82,028
Portland General Electric Company	Common and preferred stock 1,790 shares	81,588
Discovery Communications, Inc. Series C	Common and preferred stock 3,800 shares	80,446
Stealthgas Inc.	Common and preferred stock 18,330 shares	79,919
Adient PLC	Common and preferred stock 1,000 shares	78,700
Essent Group Limited	Common and preferred stock 1,810 shares	78,590
Kearny Financial Corporation	Common and preferred stock 5,420 shares	78,319
Smart & Final Stores Inc.	Common and preferred stock 8,870 shares	75,839
Ooma Inc.	Common and preferred stock 6,340 shares	75,763
United Community Bank Blairsville Georgia	Common and preferred stock 2,670 shares	75,134
Chuy's Holdings Inc.	Common and preferred stock 2,670 shares	74,894
Avis Budget Group Inc.	Common and preferred stock 1,700 shares	74,596
Regions Financial Corporation	Common and preferred stock 4,300 shares	74,304
Hibbett Sports Inc.	Common and preferred stock 3,580 shares	73,032
ProPetro Holding Corporation	Common and preferred stock 3,580 shares	72,173
Trinity Biotech PLC	Common and preferred stock 13,640 shares	69,700
ALLETE Inc.	Common and preferred stock 920 shares	68,411
NorthWestern Corporation	Common and preferred stock 1,140 shares	68,058
The Hanover Insurance Group, Inc.	Common and preferred stock 620 shares	67,010
Veeco Instruments Inc.	Common and preferred stock 4,430 shares	65,786
Celadon Group, Inc.	Common and preferred stock 10,250 shares	65,600
FirstCash Inc.	Common and preferred stock 950 shares	64,078
Nomad Foods Limited	Common and preferred stock 3,780 shares	63,920
Ribbon Communications Inc.	Common and preferred stock 8,240 shares	63,695
Extraction Oil & Gas Inc.	Common and preferred stock 4,430 shares	63,393
Daseke Inc.	Common and preferred stock 4,420 shares	63,162
Fred's Inc. Class A	Common and preferred stock 15,240 shares	61,722
Hess Corporation LLC	Common and preferred stock 1,300 shares	61,711
Sanchez Energy Corporation	Common and preferred stock 11,600 shares	61,596
Investors Bancorp, Inc.	Common and preferred stock 4,420 shares	61,350
Resolute Energy Corporation	Common and preferred stock 1,940 shares	61,052
BMC Stock Holdings Inc.	Common and preferred stock 2,380 shares	60,214
Alleghany Corporation	Common and preferred stock 100 shares	59,609
BJ's Restaurants Inc.	Common and preferred stock 1,630 shares	59,332
Landec Corporation	Common and preferred stock 4,570 shares	57,582
Schweitzer-Mauduit International Inc.	Common and preferred stock 1,260 shares	57,154
El Paso Electric Company	Common and preferred stock 1,030 shares	57,011
Treehouse Foods, Inc.	Common and preferred stock 1,145 shares	56,632
Allison Transmission Holdings, Inc.	Common and preferred stock 1,300 shares	55,991
Bemis Company Inc.	Common and preferred stock 1,170 shares	55,914
The Chefs' Warehouse Holdings, Inc.	Common and preferred stock 2,720 shares	55,760
Century Communities, Inc.	Common and preferred stock 1,790 shares	55,669
The Geo Group, Inc.	Common and preferred stock 2,350 shares	55,460
Heritage Financial Corporation	Common and preferred stock 1,790 shares	55,132
DSW Inc.	Common and preferred stock 2,570 shares	55,024
Libbey, Inc.	Common and preferred stock 7,300 shares	54,896
Carpenter Technology Corporation	Common and preferred stock 1,070 shares	54,559
PNM Resources, Inc.	Common and preferred stock 1,310 shares	52,990
Eclipse Resources Corporation	Common and preferred stock 21,860 shares	52,464
Carrols Restaurant Group Inc.	Common and preferred stock 4,310 shares	52,367

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Astronics Corporation	Common and preferred stock 1,250 shares	51,838
Commvault Systems Inc.	Common and preferred stock 980 shares	51,450
Del Taco Restaurants Inc.	Common and preferred stock 4,220 shares	51,146
Pacific Ethanol, Inc.	Common and preferred stock 11,070 shares	50,369
Seritage Growth Properties Class A	Common and preferred stock 1,220 shares	49,361
ICF International, Inc.	Common and preferred stock 940 shares	49,350
Zimmer Biomet Holdings Inc	Common and preferred stock 400 shares	48,268
DHT Holdings Inc.	Common and preferred stock 13,120 shares	47,101
Astec Industries Inc.	Common and preferred stock 800 shares	46,800
Lumentum Holdings Inc.	Common and preferred stock 911 shares	44,548
Flotek Industries Inc.	Common and preferred stock 9,230 shares	43,012
Green Plains Inc.	Common and preferred stock 2,510 shares	42,294
Foundation Building Materials Inc.	Common and preferred stock 2,720 shares	40,229
Enstar Group Ltd.	Common and preferred stock 200 shares	40,150
Franks International NV	Common and preferred stock 5,900 shares	39,235
SunTrust Banks, Inc.	Common and preferred stock 600 shares	38,754
ARC Document Solutions Inc.	Common and preferred stock 13,120 shares	33,456
Fifth Third Bancorp	Common and preferred stock 1,000 shares	30,340
Invacare Corporation	Common and preferred stock 1,620 shares	27,297
Cadiz Inc.	Common and preferred stock 1,830 shares	26,078
Regis Corporation	Common and preferred stock 1,540 shares	23,654
Apache Corporation	Common and preferred stock 500 shares	21,110
Rent-A-Center, Inc.	Common and preferred stock 1,800 shares	19,980
LifePoint Hospitals, Inc.	Common and preferred stock 400 shares	19,920
Approach Resources Inc.	Common and preferred stock 6,460 shares	19,122
Sequential Brands Group, Inc.	Common and preferred stock 7,780 shares	13,848
Super Com Limited	Common and preferred stock 2,780 shares	10,870
Tetra Tech, Inc.	Rights/Warrents 6,560 units	6,560
Destination XL Group, Inc.	Common and preferred stock 2,790 shares	6,138
Total Small-Mid Cap Value Asset Class			33,041,424

Notes Receivable from Participants	Interest Rate 4.25% - 10.70%	15,254,034
			15,254,034
Other:
NT Collective Short Term Investment Fund*	Collective trust fund 10,386 units	10,386
Cash	Cash 237 units	237
Total Other			10,623

Grand Total			$456,700,141

* Indicates party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 18, 2018	By:	/s/ DAVID W. MELINE
David W. Meline
Deputy Chairman and Chief Financial Officer
Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1